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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                  EMPRESA DE ENERGIA DEL PACIFICO S.A. E.S.P.
                       ------------------------------
                          (Name of foreign company)

                        HOUSTON INDUSTRIES INCORPORATED
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  (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

         The name of the entity claiming foreign utility company status is Empresa de Energia del Pacifico S.A. E.S.P., a Colombian corporation ("EPSA"), the business address of which is Carrera 57, No. 11-29, Cali, Valle, Colombia.
EPSA operates electric power generation, transmission and distribution facilities in 37 municipalities in the Valle del Cauca region of southwestern
Colombia.

         Based on publicly available information, the following is a summary description of the facilities used by EPSA for the generation, transmission, and distribution of electric energy for sale:

         EPSA has a total nominal installed generation capacity of approximately 869 MW. EPSA's transmission system is composed of approximately 891 Km of 220 Kv and 115 Kv lines. EPSA's distribution system is composed of approximately 7404 Km of 34.5 Kv and 13.2 Kv lines. As of December, 1995, EPSA served a total of approximately
         270,000 customers.

         Based on publicly available information, the following persons hold, directly or indirectly, five percent (5%) or more of any class of voting securities of EPSA: Empresas Municipales de Cali, a municipal utility providing power distribution services to the city of Cali and the neighboring town and industrial park of Yumbo ("EMCALI"); Corporacion Autonoma Regional del
Valle del Cauca, a regional entity responsible for water and environmental projects in Valle del Cauca, Colombia ("CVC"); and Departmento del Valle del
Cauca. Approximately 56% of the shares of EPSA currently owned by the Republic of Colombia (the "Auctioned Shares") have been deposited in a special privatization fund pending their sale pursuant to a public auction ("Auction").
The sale of the Auctioned Shares is expected to be completed on June 5, 1997.
Following closing of the Auction, the Auctioned Shares will be held directly or indirectly by a consortium of investors comprised of subsidiaries or affiliates of the following corporations: Houston Industries Energy, Inc. ("HI Energy") and La Electricidad de Caracas SACA ("EDC").



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Item 2

         The name of the domestic associate public-utility company is Houston
Lighting & Power Company, a Texas corporation ("HL&P").  The holding company of
HL&P is Houston Industries Incorporated, a Texas corporation ("HI"). HI owns all of the outstanding voting stock of HL&P and HI Energy. HI Energy owns 50% of the outstanding voting stock of Valle Energy Ventures, Inc., a Cayman Island corporation ("Valle") and 100% of the outstanding voting stock of Colombian
Electricity Ventures, Inc., a Cayman Island corporation ("CEV"). It is anticipated that Valle and CEV will acquire through the Auction 44.71% and 6% of the Auctioned Shares, respectively. The remaining 6% of the Auctioned
Shares will be acquired by EDC. No portion of the purchase price for the Auctioned Shares held by Valle or CEV will be paid by HL&P.





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                                   SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        HOUSTON INDUSTRIES INCORPORATED



                                         By:    /s/ Mary P. Ricciardello
                                             ----------------------------------
                                             Mary P. Ricciardello
                                             Vice President and Comptroller
                                               (Principal Accounting Officer)


Date:  May 30, 1997





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                                 EXHIBIT INDEX


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
EXHIBIT NO.                                DESCRIPTION
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
Exhibit 99.a     The certification of the State of Texas required under
                 Section 33(a)(2) of the Public Utility Holding Company Act
                 of 1935, as amended.